EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 4, 2015

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2015 (three months ended September 30, 2015) and for the nine months ended September 30, 2015 are against results for the third quarter of 2014 (three months ended September 30, 2014) and nine months ended September 30, 2014. All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA, Adjusted EBITDA and cash cost of product manufactured used in this MD&A are not prescribed by IFRS, or in the case of EBIT, is an additional IFRS financial measure. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS and additional IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Additional IFRS and Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measures to their most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of November 4, 2015 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and nine months ended September 30, 2015 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2014 included in our 2014 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” section of this MD&A.

2015 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2015 third quarter net earnings from continuing operations were $99-million or $0.72 diluted earnings per share from continuing operations compared to net earnings from continuing operations of $91-million or $0.63 diluted earnings per share from continuing operations for the same quarter of 2014.

Financial Overview

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars, except per share amounts and where noted)	2015	2014	Change	% Change	2015	2014	Change	% Change
Sales	2,524	2,920	(396)	(14)	12,388	13,337	(949)	(7)
Gross profit	696	665	31	5	2,988	2,820	168	6
Expenses	505	560	(55)	(10)	1,696	1,767	(71)	(4)
Earnings before finance costs and income taxes (“EBIT”)	191	105	86	82	1,292	1,053	239	23
Net earnings from continuing operations	99	91	8	9	788	728	60	8
Net loss from discontinued operations	—	(41)	41	(100)	—	(59)	59	(100)
Net earnings	99	50	49	98	788	669	119	18
Diluted earnings per share from continuing operations	0.72	0.63	0.09	14	5.52	5.05	0.47	9
Diluted loss per share from discontinued operations	—	(0.28)	0.28	(100)	—	(0.41)	0.41	(100)
Diluted earnings per share	0.72	0.35	0.37	106	5.52	4.64	0.88	19
Effective tax rate (%)	27	(20)	N/A	N/A	29	24	N/A	N/A

Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2015	2014	Change	2015	2014	Change
Sales
Retail	2,011	2,295	(284)	10,434	10,924	(490)
Wholesale	673	803	(130)	2,714	3,076	(362)
Other	(160)	(178)	18	(760)	(663)	(97)

	2,524	2,920	(396)	12,388	13,337	(949)

Gross profit
Retail	494	542	(48)	2,129	2,278	(149)
Wholesale	218	127	91	861	525	336
Other	(16)	(4)	(12)	(2)	17	(19)

	696	665	31	2,988	2,820	168

•	Wholesale’s sales volumes increased for all three crop nutrients for the third quarter and for nitrogen and phosphate for the first nine months of 2015 primarily as a result of higher operating rates. Realized selling prices for the third quarter decreased as a result of weaker market conditions but overall our average selling price increased for the first nine months of 2015. Product purchased for resale contributed to the decrease in sales as Agrium exited portions of this business.

•	Wholesale’s gross profit significantly increased due to lower natural gas input costs, manufacturing cost efficiencies and as a result of higher nitrogen, potash and phosphate volumes produced for the third quarter and first nine months of 2015 compared to the same periods last year.

•	Retail’s sales and gross profit decreased for the third quarter and first nine months of 2015 compared to the same periods last year primarily due to unfavorable weather conditions and competitive pricing pressure as a result of lower crop prices which impacted most of our product lines’ sales and margins.

Expenses

•	General and administrative expense decreased by $9-million (13 percent) for the third quarter and $27-million (12 percent) for the first nine months of 2015 compared to the same periods last year as a result of reduced payroll and office expense costs as we continue to realize reductions related to our Operational Excellence program.

Share-based Payments

•	We had a share-based payment recovery of $15-million this quarter compared to a share-based payment expense of $10-million for the third quarter last year due primarily to the decrease in our share price.

•	As a result of our higher average share price for the first nine months of 2015, our share-based payments expense increased by $11-million compared to the same period last year.

Depreciation and Amortization

	Three months ended September 30,
	2015				2014
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	2	62	1	65	2	76	1	79

Wholesale
Nitrogen	15				23
Potash	16				19
Phosphate	13				12
Other[1]	2				3

	46	—	1	47	57	—	1	58
Other	—	—	3	3	—	—	6	6

Total	48	62	5	115	59	76	8	143

	Nine months ended September 30,
	2015				2014
	Cost of		General		Cost of		General
	product		and		product		and
	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	5	180	3	188	5	216	7	228

Wholesale
Nitrogen	53				65
Potash	43				50
Phosphate	37				38
Other[1]	10				15

	143	—	3	146	168	—	4	172
Other	—	—	11	11	—	—	12	12

Total	148	180	17	345	173	216	23	412

[1]	Includes product purchased for resale, ammonium sulfate, ESN and other products.

•	Depreciation and amortization expense decreased for the third quarter and first nine months of 2015 due to the change in our method of depreciation from the straight-line basis to the units-of-production basis for our Vanscoy potash facility mining and milling assets at the beginning of 2015 and our reassessment of the useful lives of our property, plant and equipment in our Retail business unit in the fourth quarter of 2014 to reflect our expectations on the estimated future economic benefits of our property, plant and equipment.

Other Expenses (Income)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Loss (gain) on derivatives not designated as hedges, net of foreign exchange	13	21	13	(16)
Interest income	(19)	(31)	(52)	(61)
Gain on sale of purchase for resale assets	—	—	(38)	—
Environmental remediation and asset retirement obligations	6	1	15	21
Bad debt (recovery) expense	(4)	—	28	30
Potash profit and capital tax	3	3	13	9
Other	9	13	22	26

	8	7	1	9

In the first nine months of 2015, other expenses decreased by $8-million due to the following:

•	Gains of $33-million were recognized on natural gas derivatives in the first nine months of 2014 and were recorded directly to other expenses. 2015 did not have comparable results, as starting January 1, 2015, we began to designate all of our natural gas derivatives as qualifying hedges for accounting purposes and the related gains or losses are recorded as part of cost of product sold when we sell the related product while unrealized gains or losses are recorded in equity.

•	We completed the sale of our Niota and Meredosia storage and distribution facilities in the first quarter of 2015 resulting in a gain on sale of purchase for resale assets of $38-million.

Effective Tax Rate

•	The effective tax rate on continuing operations of 27 percent for the third quarter is higher than the tax rate of 18 percent in the comparative quarter in 2014 (excluding the effect of the recognition of a previously unrecognized tax benefit of $29-million) because of higher earnings in higher taxed jurisdictions.

•	The effective tax rate of 29 percent for the first nine months of 2015 is higher than the rate of 27 percent for the same period last year (excluding the effect of the recognition of a previously unrecognized tax benefit) due to the increase in the Alberta provincial statutory tax rate.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	2,011	2,295	(284)
Cost of product sold	1,517	1,753	(236)
Gross profit	494	542	(48)
EBITDA	129	130	(1)
Selling expense as a percentage of sales (%)	22	20	2

•	Retail sales and gross profit during the quarter were lower than the same period last year due to generally lower crop input prices, weaker non-U.S. currency exchange rates and dry weather conditions in our international and Canadian operations.

•	Regionally, the U.S. EBITDA contribution was up approximately 4 percent over the same period last year. Australia reported a 40 percent increase in EBITDA, due mostly to a focused effort in reducing overall operating costs. Canada and South America EBITDA declined as poor growing conditions hampered demand for all crop inputs.

•	Retail selling expenses as a percentage of sales were marginally higher this quarter due to lower total sales. However, total selling expenses were down $33-million compared to the same period last year as a result of cost reductions primarily in our Canadian and Australian Retail operations.

	Three months ended September 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2015	2014	Change	2015	2014	Change	2015	2014
Crop nutrients	582	646	(64)	113	142	(29)	19	22
Crop protection products	1,040	1,132	(92)	234	232	2	23	21
Seed	60	54	6	26	27	(1)	43	50
Merchandise	166	256	(90)	25	36	(11)	15	14
Service and other	163	207	(44)	96	105	(9)	59	51

Crop nutrients

•	Total crop nutrient sales were 10 percent lower compared to the same period last year due to a reduction in both average crop nutrient selling prices as well as lower sales volumes.

•	Total crop nutrient volumes were 4 percent lower this quarter across our Retail operations compared to the same period last year. Virtually all of the reduction was due to lower demand in our International Retail, due to dry conditions and lower planted wheat acreage. Despite lower corn and total seeded acreage this year in North America, sales tonnes in the region were relatively flat compared to the third quarter of 2014.

•	Crop nutrient margins on a per tonne basis were lower across all regions. Margins from our international Retail declined by 28 percent over the same period last year. North American operations were 15 percent lower as a result of declining crop nutrient prices.

Crop protection products

•	Total crop protection sales were down 8 percent year-over-year with most of the reduction due to a combination of drought conditions impacting sales within our Canadian operations, lower demand for insecticides in the U.S. and lower prices for glyphosate products. International crop protection sales also experienced a decline related to dry conditions in those regions.

•	Crop protection margins as a percentage of sales increased year-over-year, largely due to timing of rebates and new programs from suppliers in the U.S. market. Additionally, proprietary crop protection margins as a percentage of sales increased by 5 percent over the same period last year with the most significant increases in Canada and Australia.

Seed

•	Seed sales were up 11 percent this quarter compared to the same period last year. The increase was due primarily to excessive moisture conditions in the Eastern U.S. during June, which pushed corn and soybean seeding into July of this year. The excessive moisture also prevented a significant amount of corn and soybean acreage in the region from being planted and much of this area was seeded with wheat, rye grass and other grass seed instead.

•	Seed sales and margins were negatively impacted by competitive pressures across the seed industry, as well as lower sales volumes in Canada. Seed margins as a percentage of sales were 43 percent this quarter compared to 50 percent in 2014. Increased sales volumes of wheat, rye grass and other grass seed, which are lower margin products, were a key contributor to the lower margins.

Merchandise

•	Merchandise sales decreased compared to the same period last year as a result of lower fuel prices and demand in Canada and lower animal health sales in Australia.

•	Gross margin as a percentage of sales was higher this quarter due to a decrease in lower margin Canadian fuel sales and our ability to maintain a better cost position in the Australian business, which consistently has higher margin products.

Services and other

•	Sales for services and other was down 21 percent this quarter, due mainly to the closure of our livestock export business in Australia. Application and other services sales, gross profit and gross margins were all higher in North America compared to the same period last year.

Wholesale

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	673	803	(130)
Sales volumes (tonnes 000’s)	1,667	1,856	(189)
Cost of product sold	455	676	(221)
Gross profit	218	127	91
Adjusted EBITDA	226	171	55
Expenses	44	27	17

•	Wholesale sales this quarter were lower than the same period last year due to our decision to sell several non-core, lower-return purchase for resale facilities in 2015 related to our on-going asset portfolio review. Excluding this factor, Wholesale had higher product sales volumes this quarter largely offset by lower selling prices for all three crop nutrients. Adjusted EBITDA increased by $55-million over the prior year, as a result of higher utilization rates from our nitrogen and potash segments resulting in higher sales volumes and lower production costs per tonne.

	Three months ended September 30,
	Nitrogen			Potash			Phosphate
	2015	2014	Change	2015	2014	Change	2015	2014	Change
Gross profit (U.S. dollar millions)	130	77	53	42	2	40	31	31	—
Sales volume (tonnes 000’s)	760	735	25	384	251	133	269	261	8
Selling price ($/tonne)	388	438	(50)	279	313	(34)	629	663	(34)
Cost of product sold ($/tonne)	217	333	(116)	171	304	(133)	514	546	(32)
Gross margin ($/tonne)	171	105	66	108	9	99	115	117	(2)

Nitrogen

•	Nitrogen gross profit increased by 69 percent over the same period last year, with results being driven by higher volumes and a significant reduction in cost of product sold due to improved capacity utilization rates and lower natural gas costs in the current period.

•	Sales volumes increased by 3 percent over the same period last year, driven by stronger urea and ammonia sales. This increase was due to higher on-stream time at our production facilities and product availability compared to the same period last year.

•	Cost of product sold per tonne was 35 percent lower than the same period last year. Operational improvements and higher on-stream time compared to the same period in the prior year decreased fixed costs per tonne, while lower natural gas costs reduced variable costs. The weaker Canadian dollar also reduced operating costs at our Canadian plants.

•	Nitrogen margin per tonne was $171 per tonne, a 63 percent improvement over the same period last year, despite an 11 percent reduction in average selling prices.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended September 30,
(U.S. dollars per MMBtu)	2015	2014
Overall gas cost excluding realized derivative impact	$2.43	$4.01
Realized derivative impact	$(0.04)	$(0.01)
Overall gas cost	$2.39	$4.00
Average NYMEX	$2.77	$4.07
Average AECO	$2.16	$3.70

As of January 1, 2015, we have designated all of our natural gas derivatives as accounting hedges1, with realized gains and losses now recorded to cost of product sold (which also includes transportation and administration costs).

Potash

•	Potash gross profit this quarter was $40-million higher than the same period last year, due to the turnaround to tie-in the Vanscoy capacity expansion that started in the third quarter of 2014 leading to lower sales and margin in the prior year.

•	Sales volumes were 53 percent higher compared to the same period in the prior year. Production volumes this quarter were 560,000 tonnes.

•	Realized sales prices were lower than the same period last year due to competitive pricing pressure in both domestic and international markets.

•	Cost of product sold was reduced as a result of cost efficiencies associated with the continuing ramp-up of the Vanscoy expansion, as well as weakening of the Canadian dollar. As a result, cash cost of product manufactured continues to improve and is $89 per tonne in the current quarter compared to $110 per tonne in the second quarter of 2015.

Phosphate

•	Phosphate gross profit was unchanged from the prior year.

•	Sales volumes were slightly higher than last year, while reduced selling prices were largely offset by lower cost of production. As a result, phosphate margins were only 2 percent lower than the same quarter last year.

[1]	In the prior year, unrealized and realized gains and losses on derivatives not designated as hedges were included in other expenses.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended September 30,
(millions of U.S. dollars)	2015	2014	Change
Product purchased for resale	2	6	(4)
Ammonium sulfate	10	8	2
Environmentally Smart Nitrogen (“ESN®”)	6	4	2
Other	(3)	(1)	(2)

	15	17	(2)

•	Gross profit for Wholesale’s Other product category decreased this quarter primarily due to lower sales volumes and gross profit for the product purchased for resale business, as these operations were significantly scaled back earlier in 2015 as part of our portfolio review.

•	ESN® gross profit increased this quarter due to slightly higher sales volumes and lower cost of product sold, which was partly offset by lower selling prices.

Wholesale Earnings from Equity Investees

•	Agrium’s share of earnings from equity investees saw a loss of $10-million during the quarter. MOPCO experienced gas curtailments throughout the quarter which restricted nitrogen production. Profertil’s sales volumes and costs were impacted by an extended outage during the current quarter.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2015 had a net expense of $44-million, compared to a net expense of $40-million for the third quarter of 2014. The variance was due to the following:

•	A $12-million higher gross profit elimination expense as a result of higher inter-segment inventory held at the end of the third quarter of 2015;

•	A $22-million increase in other expenses primarily due to higher provisions for environmental remediation and asset retirement obligations and an interest recovery received in 2014; and

•	A $15-million share-based payment recovery for the third quarter of 2015 compared to a $10-million share-based payment expense for the same period last year due to a decrease in Agrium’s share price in 2015.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the nine-month period ended September 30, 2015 compared to December 31, 2014.

(millions of U.S. dollars, except where noted)	September 30, 2015	December 31, 2014	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	753	848	(95)	(11%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	2,927	2,075	852	41%	Seasonal sales activity for Retail resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	12	138	(126)	(91%)	The 2015 tax provision exceeded tax installment payments made net of current period tax refunds.
Inventories	2,759	3,505	(746)	(21%)	Inventory drawdown due to seasonal sales activity.
Prepaid expenses and deposits	165	710	(545)	(77%)	Drawdown of prepaid inventory where Retail typically prepays for product at year end and takes possession of inventory throughout the year.
Other current assets	148	122	26	21%	—

Current liabilities
Short-term debt	1,782	1,527	255	17%	New drawings for cash needs, partially offset by using the proceeds from the issuance of debentures to repay commercial paper and credit facilities.
Accounts payable	2,923	4,197	(1,274)	(30%)	Drawdown in customer prepayments during the spring application season, reductions in trade payables as the third quarter is typically a low point for product purchasing, and reductions in accruals related to Wholesale capital expansion projects in 2015.
Income taxes payable	59	5	54	1,080%	The 2015 tax provision exceeded tax installment payments made in Canada.
Current portion of long-term debt	11	11	—	0%	—
Current portion of other provisions	82	113	(31)	(27%)	—

Working capital	1,907	1,545	362	23%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2015	2014	Change
Cash provided by operating activities	570	332	238
Cash used in investing activities	(1,182)	(1,577)	395
Cash provided by financing activities	484	771	(287)
Effect of exchange rate changes on cash and cash equivalents	33	(37)	70

Decrease in cash and cash equivalents from continuing operations	(95)	(511)	416

Cash and cash equivalents used in discontinued operations	—	(16)	16

Cash provided by operating activities – Drivers behind the $238-million increase

Source of cash

•       $202-million change related to taxes paid of $81-million in the first nine months of 2015 compared to taxes paid of $283-million in the same period in 2014 resulting from an increase in tax refunds in Canada.

Cash used in investing activities – Drivers behind the $395-million decrease in use

Use of cash	• Lower capital expenditures in the first nine months of 2015 due to the completion of the tie-in of our Vanscoy potash mine expansion at the end of 2014.

Cash provided by financing activities – Drivers behind the $287-million decrease

Source of cash

•       Received $1-billion proceeds from issuance of long-term debt in the first nine months of 2015.

•       Lower issuance of our commercial paper in the first nine months of 2015 as we received proceeds from our long-term debt.

Use of cash	• Repurchased common shares for $559-million in the first nine months of 2015; no similar activity in the same period in 2014.

Capital Spending and Expenditures1

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Retail
Sustaining	11	25	103	129

Investing	8	9	25	29

	19	34	128	158
Acquisitions[2]	1	129	85	147

	20	163	213	305

Wholesale
Sustaining	72	96	199	292
Investing	77	381	578	1,061

	149	477	777	1,353

Corporate & Other
Sustaining	1	2	3	2
Investing	1	2	2	4

	2	4	5	6

Total
Sustaining	84	123	305	423
Investing	86	392	605	1,094

	170	515	910	1,517
Acquisitions[2]	1	129	85	147

	171	644	995	1,664

[1]	Excludes capitalized borrowing costs.
[2]	Represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and, investments in associates and joint ventures.

•	Our investing capital expenditures decreased in the first nine months of 2015 compared to the first nine months of 2014 due to the completion of the tie-in of our Vanscoy potash facility expansion in the fourth quarter of 2014, partially offset by expenditures relating to the Borger nitrogen expansion project.

•	Our sustaining capital expenditures decreased in the first nine months of 2015 as we had less turnarounds compared to the same period last year.

•	We expect Agrium’s capital expenditures in the fourth quarter of 2015 to approximate $200—million to $300-million in 2015. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $1.8-billion at September 30, 2015 is outlined in note 5 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt increased by $1.1-billion during the three months ended September 30, 2015, which in turn contributed to a decrease in our unutilized short-term financing capacity to $1.1-billion at September 30, 2015.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at September 30, 2015.

NORMAL COURSE ISSUER BID

In January 2015, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,185,866 common shares on the TSX and New York Stock Exchange during the period from January 26, 2015 to January 25, 2016. During the nine months ended September 30, 2015, we purchased 5,574,331 shares at an average share price of $100.25 for total consideration of $559-million. Shareholders can obtain a free copy of the NCIB notice submitted to the TSX from Agrium upon request.

OUTSTANDING SHARE DATA

Agrium had 138,169,000 outstanding shares at October 31, 2015. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4
Sales	2,524	6,992	2,872	2,705	2,920	7,338	3,079	2,867
Gross profit	696	1,708	584	732	665	1,599	556	740
Net earnings from continuing operations	99	675	14	70	91	625	12	110
Net loss from discontinued operations	—	—	—	(19)	(41)	(9)	(9)	(11)
Net earnings	99	675	14	51	50	616	3	99
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	0.72	4.71	0.08	0.46	0.63	4.34	0.08	0.74
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	(0.13)	(0.28)	(0.06)	(0.06)	(0.08)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	0.72	4.71	0.08	0.33	0.35	4.28	0.02	0.66

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete and our customer prepayments are mostly concentrated in December and January.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measure, its definition and why management uses such measure.

Additional IFRS financial measure	Definition	Why We Use the Measure and Why it is Useful to Investors
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	Provides management and investors with information for comparison of our operating results to the operating results of other companies. This measure eliminates the impact of finance and tax structure variables that exist between entities.

The following table outlines our non-IFRS financial measures, their definitions and why management uses each measure.

Non-IFRS financial measures	Definition	Why We Use the Measure and Why it is Useful to Investors
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. EBITDA is also frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also a component in the determination of annual incentive compensation for certain management employees, and in calculation of certain of our debt covenants.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Useful in evaluating our business performance by including our proportionate share of joint ventures in operating results.

Cash cost of product manufactured (“COPM”)	All fixed and variable costs are accumulated in cost of product manufactured (“COPM”). Cash COPM excludes depreciation and amortization expense. Fixed costs per tonne will fluctuate as production tonnage fluctuates. Fixed costs will remain constant whether or not tonnes are produced. Variable costs per tonne remain constant as production tonnage fluctuates. Variable costs fluctuate as production tonnage fluctuates. Direct freight is a transportation cost to move the product from an Agrium location to the point of sale. It is not a component of COPM.

Enables investors to better understand the performance of our manufacturing operations in comparison to other crop nutrient producers.

When COPM costs are divided by the production tonnes for the period, the result is actual COPM per tonne, which is compared to the standard COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances.

There is no directly comparable IFRS measure for cash cost of product manufactured.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended				Three months ended
	September 30, 2015				September 30, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	129	226	(44)	311	130	171	(40)	261
Equity accounted joint ventures:
Finance costs and income taxes	—	1	—	1	—	8	—	8
Depreciation and amortization	—	4	—	4	—	5	—	5

EBITDA	129	221	(44)	306	130	158	(40)	248
Depreciation and amortization	65	47	3	115	79	58	6	143

EBIT	64	174	(47)	191	51	100	(46)	105

	Nine months ended				Nine months ended
	September 30, 2015				September 30, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	834	950	(129)	1,655	938	671	(114)	1,495
Equity accounted joint ventures:
Finance costs and income taxes	—	6	—	6	—	20	—	20
Depreciation and amortization	—	12	—	12	—	10	—	10

EBITDA	834	932	(129)	1,637	938	641	(114)	1,465
Depreciation and amortization	188	146	11	345	228	172	12	412

EBIT	646	786	(140)	1,292	710	469	(126)	1,053

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2014 annual MD&A, which is contained in our 2014 Annual Report. Since the date of our 2014 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements for the three and nine months ended September 30, 2015 are the same as those applied in our audited annual financial statements in our 2014 Annual Report, with the exception of changes in accounting estimates described in note 9 of our Summarized Notes to the Consolidated Financial Statements for the three months ended March 31, 2015.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 64 - 68 in our 2014 Annual Report and under the heading “Risk Factors” on pages 22 - 31 in our 2014 Annual Information Form has not changed materially since December 31, 2014.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the nine months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2014 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this document other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2015 annual guidance, expectations regarding nitrogen and potash production volumes; capital spending expectations for the remainder of 2015; expectations regarding 2015 production volumes at our Vanscoy potash facility; and our market outlook for the remainder of 2015 and 2016, including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. The purpose of the outlook provided herein is to assist readers in understanding our expected and targeted financial and operating results, and this information may not be appropriate for other purposes.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for the remainder of 2015 and 2016; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2014 annual MD&A, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; the risk that work on the MOPCO nitrogen facility expansion in Egypt may be interrupted again and may not be completed on the timelines currently anticipated or at all; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2014 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2014 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.